Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 18,016,397.48	0.0001531	$ 2,758.31
Fees Previously Paid
	Total Transaction Valuation:	$ 18,016,397.48
	Total Fees Due for Filing:			$ 2,758.31
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 2,758.31
Offering Note
[1]	(1) Transaction Valuation is calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of June 30, 2025 of $25.23. This amount is based upon the offer to purchase up to 714,086 common shares of beneficial interest, par value $0.001 per share, of AMG Comvest Senior Lending Fund. (2) Amount of Filing Fee is calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.